Exhibit 99.1

August 16, 2011

Paul Finkelstein, Chairman and Chief Executive Officer Randy Pearce, President Regis Corporation 7201 Metro Boulevard Minneapolis, MN 55439

CC: Board of Directors

Dear Paul and Randy,

Starboard Value LP, together with its affiliates, currently owns 2,035,000 shares of common stock of Regis Corporation (“Regis” or the “Company”) and also beneficially owns an additional 542,538 shares of common stock underlying the Company’s 5% convertible senior notes due 2014. Collectively, we beneficially own approximately 4.4% of the outstanding common stock of Regis, making us one of the Company’s largest shareholders. We appreciate you taking the time to meet with us at our offices on August 8th. After meeting with you and conducting extensive due diligence, we believe that Regis is deeply undervalued and that opportunities exist to greatly improve both operating and stock price performance based on actions within the control of management and the Board of Directors (the “Board”). The purpose of this letter is to outline our concerns and propose a set of strategic, operational, and corporate governance changes that we strongly believe are in the best interest of all shareholders.

We have evaluated the Company’s different businesses, competitive positioning, and historical and projected operating statistics. Based on our research, we have concluded that the Company’s core North American salon business is a strong and valuable business due to its ability to generate significant free cash flow and a high return on equity. Furthermore, the salon business is relatively recession-resistant, has little risk of technological change, and enjoys a greater degree of stability than most specialty retailers because it provides services that are generally considered to be non-discretionary. Despite these favorable business characteristics, we believe Regis trades at a steep discount to the sum of its parts and only 4.6x the consensus estimate for 2012 EBITDA(1), far below its specialty retail peers.

Over almost any period of time, Regis’ stock price has materially underperformed the market. As shown in the table below, over the last one-, three-, and five-year periods, the Company’s stock price has declined approximately -19%, -55%, and -60%, respectively. This negative performance has occurred despite modest increases in the broader equity markets and strong performance by its specialty retail peers.

	Share Price Performance (1)
	1 Year	3 Year	5 Year

Russell 2000 Index	19.3%	-0.5%	10.2%
Specialty Retail Peer Group (1)	20.8%	28.5%	32.9%
Regis Corp.	-19.1%	-54.9%	-60.4%

Underperformance vs. Russell	-38.4%	-54.4%	-70.6%
Underperformance vs. Peer Group	-39.9%	-83.4%	-93.3%

1.	Total Return as of August 15, 2011. In Regis’ 2010 Proxy, their peer group is defined as: AAP, AZO, CBRL, DIN, EAT, FL, GME, HRB, JACK, PETM, PZZA, RSH, SBUX, SCI.

We believe this weak stock price performance is due to deteriorating operating results, driven in part by a bloated cost structure and a lack of operational focus. To address these issues, we strongly believe that Regis should dramatically reduce operating expenses, exit its non-core businesses, and focus on its core North American salon business.

Reduce Operating Expenses

Despite having gross margins that are among the highest of its specialty retail peer group, Regis’ operating margins are among the lowest in the group. The Company’s inability to adjust its cost structure to a lower revenue base has resulted in four years of declines in operating income. Over the past 12 months, general and administrative expenses amounted to $310 million. This represents 13.4% of revenue, and appears to indicate that Regis has a higher portion of its cost structure dedicated to corporate overhead than virtually any other U.S. retailer of a similar size.

Specialty Retail Operating Metrics

Gross Margins (1)		Operating Margins (1)
Starbucks Corporation	58.3%	DineEquity, Inc.	22.3%
AutoZone Inc.	50.8%	AutoZone Inc.	18.3%
Advance Auto Parts Inc.	50.0%	H&R Block, Inc.	17.8%
Regis Corp.	45.7%	Service Corp. International	16.3%
RadioShack Corp.	43.6%	Starbucks Corporation	13.0%
Foot Locker, Inc.	43.1%	Advance Auto Parts Inc.	10.0%
DineEquity, Inc.	36.5%	PetSmart, Inc.	7.7%
H&R Block, Inc.	36.3%	RadioShack Corp.	7.4%
PetSmart, Inc.	34.4%	Brinker International Inc.	7.4%
Cracker Barrel, Inc.	31.5%	Papa John’s International Inc.	7.2%
Papa John’s International Inc.	30.6%	Cracker Barrel, Inc.	7.1%
GameStop Corp.	26.7%	GameStop Corp.	6.9%
Service Corp. International	20.7%	Foot Locker, Inc.	6.4%
Brinker International Inc.	17.3%	Regis Corp.	4.5%
Jack in the Box Inc.	14.5%	Jack in the Box Inc.	3.1%

1.	Gross margins and operating margins are for the last twelve months. Companies listed are consistent with the peer group outlined in Regis’ 2010 Proxy filing.

We struggle to understand the need for such a large amount of overhead cost. These costs have grown over 70% since 2004, while revenue has only increased 20% over the same period. This imbalance of expense growth versus revenue growth has directly resulted in significant declines in profitability and operating margin.

There are four categories of expense included in the $310 million of overhead costs; costs directly allocated to the North American Salon business (39% of overhead costs), costs directly allocated to the International Salon business (4% of overhead costs), costs directly allocated to Hair Club for Men and Women (“Hair Club”) (12% of overhead costs), and unallocated corporate overhead (45% of overhead costs). We believe that the greatest opportunity for cost savings exists within the North American Salon business and unallocated corporate overhead. We would advocate a restructuring of the North America salon business field organization. The field organization is currently structured by brand concept instead of by region, which creates a great deal of redundancy across the different regions in which Regis operates. In each geographic region, the Company employs separate area managers and regional managers for each of its five brand concepts, rather than employing a single layer of middle management for each region. Although we recognize that each of these brand concepts is unique, we believe that integrating the field organization into a lean operation structured by geography instead of concept will result in significant cost savings. A unified field organization will also be better equipped to share best practices and drive profitability enhancements throughout the network.

We believe the second area of focus for cost reductions is unallocated corporate overhead which amounted to approximately $139 million in the last twelve months. This expense includes 750 employees at Regis’ home office in Minneapolis, 500 employees at its distribution center, and expenses such as non-cash compensation, professional fees, and other expenses.

Revenue and Expense Growth for Regis Corp.
Fiscal Year Ended June	2004	2005	2006	2007	2008	2009	2010	LTM(1) 2011	Change 2011 vs. 2004
Total Revenue	$1,923	$2,194	$2,431	$2,373	$2,481	$2,430	$2,358	$2,324	$401
% Growth	14.2%	14.1%	10.8%	-2.4%	4.6%	-2.1%	-2.9%	-1.5%	20.8%
General &
Administrative
Expenses (2)	$182	$260	$294	$318	$322	$292	$292	$310	$128
% Growth	11.5%	43.0%	13.0%	8.0%	1.2%	-9.3%	0.1%	6.3%	70.6%
Operating
Profit	$181	$176	$171	$165	$173	$156	$135	$107	$-74
% Margin	9.4%	8.0%	7.0%	6.9%	7.0%	6.4%	5.7%	4.5%	-41.0%

1.	Last twelve months ended March 31, 2011 (most recent 10-Q filing).

2.	General & Administrative Expense was classified as ‘Corporate and Franchise Support Costs’ in 2004 10-K.

As demonstrated in the table above, from 2004 to the last twelve months, operating expenses at Regis grew by $128 million. This growth in expense without commensurate growth in revenues has led to substantial de-leveraging in the business model as demonstrated by the reduction in operating margin from 9.4% in 2004 to 4.5% in the last twelve months. Based on the areas of focus outlined above, we believe Regis should be able to achieve cost savings of approximately $100 million annually by restructuring and re-focusing the business into a lean operation.

Explore Strategic Alternatives for Non-Core Assets

Regis owns several non-core assets which we believe are obscuring the value of the core North American Salon business. These non-core assets include two wholly-owned business units, Hair Club and 400 International salons, as well as two minority owned assets, Provalliance and Empire Education Group. Hair Club is a chain of 96 hair restoration centers which generate high EBITDA margins and positive growth. However, this business has no synergies with Regis’ core salon operations. We believe that Hair Club would be attractive to a number of potential acquirers, who would be better able to realize the value of this asset. Regis also owns 400 salons in the U.K. that are managed separately from its North American salons. We believe the International salon business is far less profitable than the North American business because Regis lacks the scale and expertise to properly manage international locations. Regis also has minority interests in Provalliance, a chain of 2,760 salons in Europe that is majority owned by Frank Provost, as well as Empire Education Group, a chain of 102 accredited cosmetology schools in the U.S. These minority-owned businesses are not reflected in Regis’ EBITDA and, as such, we believe that investors are potentially ignoring the significant value of these non-core assets.

Valuation

Based on the changes we have outlined above, we believe consolidated EBITDA could be approximately $330 million after taking into account the proposed $100 million of cost savings. This metric includes Hair Club, but excludes the value of the Company’s minority investments in Provalliance and Empire Education Group. As shown in the table below, this implies that Regis currently trades at a pro forma EBITDA multiple of only 3.2x Enterprise Value / EBITDA. This represents a steep discount to the specialty retail peer group which currently trades at an average Enterprise Value / EBITDA multiple(2) of 6.9x. Further, this analysis does not take into account what we believe should be a premium valuation for Hair Club as well as the value of Regis’ minority investments.

Enterprise Value for Regis Corp.

Share Price (8/15/2011)	$13.76
Shares Outstanding	58
Market Capitalization	$795

Total Debt	$404
Cash	$-145
Enterprise Value	$1,054

Pro Forma EBITDA (1)	$330
EV / PF EBITDA Multiple	3.2	x

1.	Based on Starboard Value internal estimates assuming $100 million reduction in general and administrative expenses.

We strongly believe that Regis is significantly undervalued and that opportunities exist to greatly improve valuation based on actions within the control of management and the Board. We recognize that these changes are not easy and will require tremendous focus and attention by management and the Board.

We believe that the Board could be improved with independent directors who have strong, relevant backgrounds and the operational expertise necessary to explore the options that we have outlined. To that end, and in accordance with the Company’s Bylaws, we submitted a letter to the Company on July 29(th) , providing notice of our nomination of one Starboard representative and two independent candidates for election to the Board at the Company’s 2011 Annual Meeting. We have included detailed biographies for each of these nominees below and believe they will be able to assist the Company in determining the right path going forward to appropriately address the long-term underperformance of Regis’ profitability and stock price.

We look forward to discussing our nominees’ backgrounds in more detail and are open-minded about ways to work together to reach a mutually agreeable outcome that will serve the best interest of all shareholders.

Best Regards,

Jeffrey C. Smith
Managing Member
Starboard Value LP

(1)	Based on Consensus EBITDA of $230 million and Regis’ share price as of 8/15/2011.

(2)	Represents the mean Enterprise Value / EBITDA multiple for specialty retail peer group defined in Regis’ 2010 Proxy filing.